ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

June 29, 2011	Brian C. Erb

T +1 415 315 6344

F +1 415 315 4828

brian.erb@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: H. Christopher Owings/Brigitte Lippman/Ronald E. Alper

Re:	SEC Comment Letter dated June 20, 2011

West Corporation

Registration Statements on Form S-4 filed on May 25, 2011

(File Nos. 333-174487 and 333-174489)

Ladies and Gentlemen:

On behalf of West Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendments No. 1 to each of the above-referenced Registration Statements on Form S-4. A copy of Amendments No. 1 to each of the Registration Statements has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

These amendments reflect certain revisions to the Registration Statements, as filed with the Commission on May 25, 2011 in response to the Comment Letter. For your convenience, the Company is supplementally providing to the staff four (4) typeset copies of Amendments No. 1 to each of the Registration Statements, which have been marked to indicate the changes from the Registration Statements filed with the Commission on May 25, 2011.

For reference purposes, the comments of the staff of the Division of Corporation Finance (the “Staff”), as reflected in the Comment Letter, are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

June 29, 2011

General

1.	Please note that the completion of our review of your registration statements is subject to the resolution of our outstanding comments on your Form 10-K for the fiscal year ended December 31, 2010.

Response:	The Company supplementally advises the Staff that it has responded via correspondence filed on EDGAR to the letter of Ms. Jennifer Thompson, dated June 23, 2011 with respect to all outstanding comments on our Form 10-K for the fiscal year ended December 31, 2010. In addition, the Company has revised each of the Registration Statements on pages 53 and 54 in response to such comments.

2.	We note that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment for each offering, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:	The Company has filed the requested letter concurrently with the filing of Amendments No. 1 to each of the Registration Statements, confirming that the Company is relying on the SEC’s position enunciated in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) and including the representations contained in the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

3.	Please confirm supplementally that the offers will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:	The Company confirms that the offers will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). The Company further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Summary, page 1

The Exchange Offer, page 9

Acceptance of Outstanding Notes and Delivery of Exchange Notes, page 11

4.	We note your disclosure that you will deliver exchange notes “as promptly as practicable” following the expiration of the exchange offer. Rule 14e-1(c)

June 29, 2011

requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Response:	Based upon the Staff’s comment, the Company has revised the disclosure on page 11 of each of the Registration Statements.

The Exchange Offer, page 32

Expiration Date; Extensions, Amendments, page 34

5.	You reserve the right “to delay acceptance of any outstanding notes” Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response:	Based upon the Staff’s comment, the Company has revised the disclosure on page 34 of each of the Registration Statements.

6.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response:	Based upon the Staff’s comment, the Company has revised the disclosure on page 34 of each of the Registration Statements.

Exhibit 99.1 — Form Letter of Transmittal

7.	Please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has “read” all of the terms of the exchange offer.

Response:	Based upon the Staff’s comment, the Company has revised each letter of transmittal. The Company has filed each revised form of letter of transmittal as Exhibits 99.1 to the Amendments No. 1 to each of the respective Registration Statements.

June 29, 2011

Item 21. Exhibits and Financial Statements, page II-14

8.	Please file the opinion of counsel in a timely manner so that we may have sufficient time to review it before you request effectiveness of your registration statements.

Response:	The Company has filed the opinions of counsel as Exhibits 5.01 to Amendments No. 1 to each of the Registration Statements.

Item 22. Undertakings, page II-14

9.	Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response:	Based on the Staff’s comment, the Company has revised Part II of each of the Registration Statements to include the identified undertaking.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (415) 315-6344.

Sincerely,

/s/ Brian C. Erb

Brian C. Erb

Attachments

cc:	David C. Mussman, Esq.